ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

Telephone: (604) 428-7656and Email: info@electrameccanica.com

NOTICE OF VIRTUAL ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Virtual Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Electrameccanica Vehicles Corp. (the “Company”) will be held on Monday, August 16, 2021,at 6:00 p.m. Pacific Time.  Registered Shareholders (as described in the Information Circular accompanying this Notice of Meeting under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/447250354 where they can participate, vote or submit questions during the Meeting’s live webcast.

The Meeting is being held for the following purposes:

1.to receive the audited financial statements of the Company for the financial year ended December 31, 2020, the report of the auditor thereon and the related management discussion and analysis;

2.to elect directors of the Company for the ensuing year; and

3.to appoint the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

Specific details of the above items of business are contained in the Information Circular (the “Information Circular”) that accompanies this Notice of Meeting (the “Notice”). Together this Notice and the Information Circular will be referred to as the “Information Circular”.  The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered Shareholders who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting.  If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

Notice-and-Access Provisions

The Company has chosen to use provisions of National Instrument 54-101–Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102-Continuous Disclosure Obligations (together the “Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators, which aim to reduce the volume of printed materials to be mailed to Shareholders by allowing the Company to post tis Information Circular and any additional materials online. Shareholders will receive the Notice and Access Notification and the form of proxy (collectively, the “notice package”). The Company will not use ‘stratification’ in relation to Notice-and-Access Provisions, which occurs when an issuer using Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

A copy of the meeting proxy materials which includes the notice package and the Information Circular are posted for viewing and available for review on the Company’s website at https://investors.electrameccanica.com/annual-meeting.  Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, Tel: (604) 428-7656 or toll free: 1-818-856-8170. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

Under Notice-and-Access Provisions, Meeting proxy materials must be available for viewing up to 1 year from the date of the Meeting. A paper copy of the Information Circular may be requested at any time during this period.  To allow time for a Shareholder to receive and review a paper copy of the Information Circular and then submit their vote by 6:00 p.m. (PST) on Saturday, August 14, 2021 (the “Proxy Deadline”), a Shareholder should ensure their request for a paper copy is received by the Company by Friday, July 29, 2021.

The Information Circular contains details of matters to be considered at the Meeting, and a copy is posted for viewing on the Company’s website at https://investors.electrameccanica.com/annual-meeting.  Please review the Information Circular before voting.

Dated at Vancouver, British Columbia, Canada, on this 8th day of July, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

“Michael Paul Rivera”

Michael Paul Rivera
President and Chief Executive Officer

__________

ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

Telephone: (604) 428-7656 and Email: info@electrameccanica.com

INFORMATION CIRCULAR
(As at July 8, 2021 (except as otherwise indicated))

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Electrameccancia Vehicles Corp. (the “Company”) for use at the Virtual Annual General Meeting (the “Meeting”) of its shareholders to be held on Monday, August 16, 2021, at 6:00 p.m. Pacific Time, for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular references to “the Company”, “we” and “our” refer to Electrameccanica Vehicles Corp.  “Common Shares” means common shares in the capital of the Company.  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

Online Only Shareholder Meeting

The Company is conducting an online only shareholders’ Meeting. Registered Shareholders (as described in this Information Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/447250354 where they can participate, vote or submit questions during the Meeting’s live webcast.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the Meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

Notice-and-Access means provisions (the “Notice-and-Access Provisions”) concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial (“Non-Registered”) Shareholders, which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail.  Notice-and-Access Provisions can be used to deliver materials for both special and general meetings.  Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners are entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

Use of Notice-and-Access Provisions reduces paper waste and mailing costs to the issuer.  To utilize Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Shareholders, indicating that the proxy-related materials have been posted on the website and explaining how a Shareholder can access them or obtain from the Company, a paper copy of the information circular. This Information Circular has been posted in full on the Company’s website at https://investors.electrameccanica.com/annual-meeting and is also available for viewing under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice (the “Notice and Access Notification”) of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the Information Circular to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice, which require the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and Management Discussion and Analysis (“MD&A”), and explain the Notice-and-Access Provisions process, have been built into the Notice and Access Notification. The Notice and Access Notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests the same.

This Information Circular is available for review at https://investors.electrameccanica.com/annual-meeting, being the website address to the Company’s AGM page.  Any Shareholder who wishes to obtain a paper copy of the Information Circular, should contact the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, Tel: (604) 428-7656 or toll free: 1-818-856-8170. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.  To ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for them to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested such Shareholder’s request is received by the Company no later than July 29, 2021.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of or counsel for the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting at the Meeting

Registered Shareholders

A registered shareholder of Common Shares (each, a “Registered Shareholder”), or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by VStock Transfer, LLC (“VStock”), the Company’s transfer agent and registrar for the Meeting. To have their Common Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number provided by VStock on the form of Proxy (the “Control Number”) as the Username at https://web.lumiagm.com/447250354 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves or a third party as a proxyholder MUST register with VStock by sending an email to VStock at vote@vstocktransfer.com after submitting their voting instruction form and provide VStock with the name and email address of the appointed proxyholder in order to receive a Control Number which will be the Username (please see the information under the heading “Appointment of Proxies” below for details).

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting via live webcast.  Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, VStock, by fax at (646) 536-3179, or by mail to 18 Lafayette Place, Woodmere, New York, U.S.A., 11598; or

(b)scan and email the form of Proxy to VStock at vote@vstocktransfer.com; or

(c)log onto VStock’s website at www.vstocktransfer.com/proxy and place your vote there.  Registered Shareholders must follow the instructions provided on the website and refer to the enclosed Proxy form for the holder’s account number and the Proxy access number.

In all cases Registered Shareholders must ensure their Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)any amendment to or variation of any matter identified therein; and

(c)any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for the nominees of management for directors and auditor as identified in the Proxy.

Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/447250354.

In this respect:

●Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username (the Control Number) and Password before the start of the Meeting and note the following:

oRegistered Shareholders - The 12-digit Control Number located on the form of Proxy or in the email notification you received is the Username and the Password is “solo2021” (case sensitive); and

oDuly appointed proxyholders – VStock will provide the proxyholder with a 12-digit Control Number which will be the Username after the voting deadline has passed. The Password to the Meeting is “solo2021” (case sensitive); and

●voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder.  Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form.  Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Control Number which will be the Username to participate in the Meeting. To register a proxyholder, shareholders MUST send an email to VStock at vote@vstocktransfer.com after submitting their proxy/voting instruction form and provide VStock with the name and email address of the appointed proxyholder, which must be done by Saturday, August 14, 2021, so that VStock may provide the proxyholder with a Control Number which will be the Username via email.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 12-digit Control Number and proxyholders must have received an email from VStock containing a Control Number which will be the Username.

Non-Registered Shareholders

Beneficial Shareholders

The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of intermediaries.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs”; for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs”; for Non-Objecting Beneficial Owners).

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company.  If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States.  Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you.  To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF.  Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions.  Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (i) have your Common Shares voted at the Meeting as per your instructions; or (ii) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Participating at the Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 6:00 p.m. Pacific Time on Monday, August 16, 2021.

•Registered Shareholders (as described in this Information Circular under the heading “Voting at the Meeting”) that have a 12-digit Control Number, along with duly appointed proxyholders who were assigned a Control Number by VStock which will be the Username (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the Meeting.  To do so, please go to https://web.lumiagm.com/447250354 prior to the start of the Meeting to login. Click on “I have a login” and enter your 12-digit Control Number which is the Username along with the password “solo2021” (case sensitive). Non-Registered Shareholders (as defined in this Information Circular under the heading “Non-Registered Shareholders”) who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.

•United States Beneficial holders:  To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting you must submit a copy of your legal proxy to VStock. Requests for registration should be directed to:

VStock Transfer, LLC
18 Lafayette Place, Woodmere, New York, U.S.A., 11598; or

Fax:(646) 536-3179; or

Email:vote@vstocktransfer.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than Saturday, August 14, 2021 by 6:00 p.m. Pacific Time. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your Common  Shares at https://web.lumiagm.com/447250354 during the Meeting.  Please note that you are required to register your appointment by sending an email to VStock at vote@vstocktransfer.com after submitting your legal proxy form and provide VStock with the name and email address of the appointed proxyholder, which must be done by Saturday, August 14, 2021, so that VStock may provide the proxyholder with a Control Number which will be the Username via email.

•Non-Registered Shareholders who do not have a 12-digit Control Number which will be the Username will only be able to attend as a guest which allows them to listen to the Meeting, however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

•If you are using a 12-digit Control Number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

•If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Appointment of Proxies

Shareholders who wish to appoint a third party proxyholder to represent them at the online Meeting must submit their proxy or VIF (if applicable) prior to registering your proxyholder.  Registering your proxyholder is an additional step once you have submitted your proxy or VIF.  Failure to register the proxyholder will result in the proxyholder not receiving a Control Number which will be the Username to participate in the Meeting. To register a proxyholder, shareholders MUST send an email to VStock at vote@vstocktransfer.com after submitting their proxy/voting instruction form and provide VStock with the name and email address of the appointed proxyholder, which must be done by Saturday, August 14, 2021, so that VStock may provide the proxyholder with a Control Number which will be the Username via email.

A proxy can be submitted to VStock either by fax, at (646) 536-3179, or by mail or courier, to 18 Lafayette Place, Woodmere, New York, U.S.A., 11598, or by scan and email to vote@vstocktransfer.com, or via the internet at www.vstocktransfer.com/proxy. The proxy must be deposited with VStock by no later than 6:00 p.m. Pacific Time on Saturday, August 14, 2021, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Without a Control Number which will be the Username, proxyholders will not be able to vote at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of applicable provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended (the “BCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to VStock or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the second last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the second last business day that precedes any reconvening thereof, or in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must contact their intermediary to discuss their options well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the last completed financial year of the Company, and no proposed nominee for election as a director of the Company, has a material interest in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on February 16, 2015.  The Company is subject to the reporting requirements with the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Exchange Act.  On June 27, 2017 the Company received its trading symbol, “ECCTF”, from the Financial Industry Regulatory Authority (“FINRA”) and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the “OTCQB”), which is operated by the OTC Markets Group Inc.  Pursuant to Multilateral Instrument 51-105 – Issuers Quoted in the U.S. Over-the-Counter Markets, the Company became an “OTC reporting issuer” in British Columbia on the date it received its trading symbol from FINRA. The Company’s Common Shares began trading on the Nasdaq Capital Market (“NASDAQ”) on August 9, 2018, and the Company ceased to be an OTC reporting issuer on August 10, 2018.  On October 15, 2018, the Company was designated as a reporting issuer under the Securities Act (British Columbia) by order of the British Columbia Securities Commission.

The Board of Directors of the Company (the “Board of Directors”) has fixed July 6, 2021 as the record date (the “Record Date”) for determining persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting online or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on NASDAQ and the Company is authorized to issue an unlimited number of Common Shares.  As of July 6, 2021, there were 113,040,021 Common Shares without par value issued and outstanding, each carrying the right to one vote.  No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.  The Company is also authorized to issue an unlimited number of non-

voting Preferred Shares, without par value. As at the Record Date, there were no Preferred Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this Information Circular:

•annual audited financial statements for the year ended December 31, 2020, the report of the auditor thereon and the related management discussion and analysis, as filed under the Company’s profile at www.sedar.com; and

•the Form 20-F Annual Report for the Company’s fiscal year ended December 31, 2020 filed with the SEC on March 23, 2021 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 23, 2021.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, Telephone: (604) 428-7656.  These documents are also available via the internet under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Board of Directors has determined that eight directors will be elected to the Board of Directors at the Meeting. The table below sets out the eight individuals nominated by the Board of Directors for election as directors at the Meeting.

Shareholders may also submit nominations for directors, however, only an individual nominated by shareholders pursuant to specific requirements set out in the Articles of the Company (the “Articles”) shall be eligible for election as director. At the Meeting any shareholder nominations for director not made in accordance with the Articles will not be accepted.

The Articles require notice be provided to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

Among other things, the Articles set a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Articles also require any proposed director nominee, upon request from the Board of Directors, to provide information to the Company as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.  The Chair of any shareholders’ meeting at which a shareholder nomination for director is included in an election of director has the power and duty to determine whether such nomination was made in accordance with the Articles, and if any proposed nomination is not in compliance with the Articles, to declare that such defective nomination be disregarded.

The foregoing is merely a summary of section 12.11 of our Articles, is not comprehensive and is qualified by the full text of the section. A copy of the Articles was filed on June 30, 2017 under the Company’s SEDAR profile at www.sedar.com.

Term of Office

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management Director Nominees

The following table sets out the names of management’s nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (and for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 8, 2021.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)
Michael Paul Rivera President, Chief Executive Officer and a director Arizona, U.S.A.	Current President and Chief Executive Officer of the Company; and President of Ricardo, USA (July 2016 to July 2019) (former Executive VP August 2015 to July 2016).	Since August 12, 2019	10,000(7)

Henry Reisner Executive Vice President and a director British Columbia, Canada	Current Executive Vice President of the Company; and President and director of Intermeccanica International Inc. (2001 to present).	Since February 16, 2015	2,125,000(8)
Baljinder K. Bhullar Chief Financial Officer and a director British Columbia, Canada

Current Chief Financial Officer of the Company; President and/or a director of Risk Management Association of BC (June 20001 to May 2006); CEO of KISMET Nutrients American e-Commerce Solutions (May 2016 to present); CEO of BKB Management Ltd. (February 2005 to present); CFO of Lexaria Corp. (March 2008 to April 2016); and CFO of Enertopia Corp. (March 2008 to July 2017).

		Since November 19, 2018	3,900(9)
Steven Sanders(3)(4)(5)(6) Non-Executive Chairman and a director New York, U.S.A.

Attorney at Ortoli Rosenstadt LLP (2004 to present); director of Helijet International Inc. (May 2007 to present); director of Bay Street Theatre (February 2015 to present); director of American Academy of Dramatic Arts (October 2013 to present); director of Avalon GloboCare Corp. (July 2018 to present); and director of Roundabout Theatre (April 1998 to December 2017).

		Since March 16, 2018	Nil(10)
Jerry Kroll Director British Columbia, Canada

Former Chief Executive Officer of the Company (Feb. 2015 to Aug. 2019); former Chief Executive Officer of Crailar Technologies Inc. (October 1998 to August 2006); and former Chief Financial Officer of KleenSpeed Technologies Inc. of NASA Research Park (2008 to 2010).

		Since February 16, 2015	6,635,398(11)
Luisa Ingargiola(3)(4)(5)(6) Director Florida, U.S.A.

Current Chief Financial Officer of Avalon GloboCare Corp.; director of FTE Networks, Inc. (2017 to present); and director of MagneGas Corporation (December 2016 to June 2018) (former CFO from 2007 to 2016).

		Since March 16, 2018	92,224(12)

Joanne Yan(3)(4)(5)(6) Director British Columbia, Canada

Current President of Joyco Consulting Services (1994 to present); CEO and CFO of Alphanco Venture Corp. (December 2018 to present); director of Leaside Capital Corp. (March 2019 to present); director of Tianchen Aviation (Canada) Ltd. (August 2015 to present); director of Harbour Air Group (September 2016 to present); director of Hanwei Energy Services Corp. (October 2005 to present); and director of Sunshine Oilsands Ltd. (July 2016 to June 2019).

	Since March 6, 2019	25,000(13)
Peter Savagian(3)(4)(5)(6) Director California, U.S.A.

Currently Senior VP of Engineering at Ampaire Inc. (February 2019 to present); Senior VP of Faraday Future (July 2016 to November 2018); and General Director of Electrified Propulsion at General Motors Corporation (February 2002 to June 2016).

	Since October 17, 2019	Nil(14)

Notes:

(1)The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees or obtained from information available on the Company’s website.

(2)Common Shares beneficially owned or controlled are represented on an undiluted basis.

(3)Member of the Company’s Audit Committee.

(4)Member of the Company’s Compensation Committee.

(5)Member of the Company’s Nominating and Corporate Governance Committee.

(6)Member of the Company’s Corporate Disclosure Committee.

(7)Mr. Rivera beneficially owns: (i) a stock option to purchase up to 1,761,743 shares of our common stock has vested; (ii) a stock option to purchase up to 274,716 shares of our common stock which will vest within 60 days of July 8, 2021; and (iii) 69,767 vested RSUs for up to an equivalent number of shares of our common stock.

(8)Mr. Reisner beneficially owns: (i) 2,125,000 Common Shares registered directly to Mr. Reisner; (ii) a stock option to purchase up to 123,009 shares of our common stock which has vested; (iii) a stock option to purchase up to 323 shares of our common stock which will vest within 60 days of July 8, 2021; and (iv) 32,752 vested RSUs for up to an equivalent number of shares of our common stock.

(9)Ms. Bhullar beneficially owns: (i) 3,900 Common Shares registered directly to Ms. Bhullar, (ii) a stock option to purchase up to 980,557 shares of our common stock which has vested; (iii) a stock option to purchase up to 91,666 shares of our common stock which will vest within 60 days of July 8, 2021; and (iv) 34,012 vested RSUs for up to an equivalent number of shares of our common stock.

(10)Mr. Sanders beneficially owns: (i) a stock option to purchase up to 345,000 shares of our common stock which has vested; and (ii) 12,952 vested DSUs for up to an equivalent number of shares of our common stock.

(11)Mr. Kroll beneficially owns: (i) Common Shares consisting of  (a) 4,475,000 Common Shares registered directly to Mr. Kroll and (b) 2,160,398 Common Shares registered to Ascend Sportmanagement Inc. (over which Mr. Kroll has discretionary voting and investment authority); and (ii) a stock option to purchase up to 2,732,728 shares of our common stock which has vested.

(12)Ms. Ingargiola beneficially owns: (i) 92,224 Common Shares registered directly to Ms. Ingargiola; (ii) a stock option to purchase up to 225,000 shares of our common share which has vested; and (iii) 8,797 vested DSUs for up to an equivalent number of shares of our common stock.

(13)Ms. Yan beneficially owns: (i) 25,000 Common Shares registered directly to Ms. Yan; (ii) warrants to purchase up to 50,000 shares of our common stock which are issuable upon exercise registered directly to Ms. Yan; (iii) a stock option to purchase up to 349,529 shares of our common stock which has vested; (iv) a stock option to purchase up to 157 shares of our common stock which will vest within 60 days of July 8, 2021; and (v) 11,364 vested DSUs for up to an equivalent number of shares of our common stock.

(14)Mr. Savagian beneficially owns: (i) a stock option to purchase up to 345,000 shares of our common stock of which 126,250 has vested; and (ii) 11,510 vested DSUs for up to an equivalent number of shares of our common stock..

Biographies of Director Nominees

Michael Paul Rivera – Director / President and Chief Executive Officer

Michael Paul Rivera joined Electrameccanica as Chief Executive Officer in August 2019 and was appointed President effective on May 1, 2021.  Before joining Electrameccanica, Mr. Rivera most recently served as President of Ricardo, USA, a division of Ricardo, PLC (LON: RCDO), a 100-year-old global engineering, strategic and environmental consultancy business with a value chain that includes the design, engineering, testing and product launch, of vehicle systems, as well as the niche manufacture of high performance products.

Previous to that, as Executive VP of Hybrid & Electric Systems at Ricardo, Mr. Rivera led that company’s evolution towards an efficient and sustainable low carbon future. Ricardo's engineering and design solutions have had a significant impact on technical developments throughout the auto sector, providing innovative solutions across engines, drivelines and hybrid systems, as well as supporting the development of emerging technologies such as autonomous and connected vehicles.

Mr. Rivera brings more than two decades of experience in technical consulting, engineering services, general management and global business development together with a deep understanding of engineering in the automotive, transport and energy industries to Electrameccanica.

Henry Reisner – Director / Executive Vice President

Henry Reisner is the current President of Intermmeccanica, a subsidiary of our Company, which is an automobile manufacturer, and has held this position since 2001.  He is experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia from 1989.

Bal Bhullar – Director / Chief Financial Officer

Bal Bhullar brings over 25 years of diversified business, financial and risk management experience as an executive and/or as a board member in both public and private companies, which includes such industries as technology, manufacturing, automotive, e-commerce, blockchain, resource, marine, energy, transport and health/wellness.

Among some of the her areas of experience, Ms. Bhullar brings to our Company strong banking relationships, increasing market capitalization, raising capital, corporate governance, ESG, diversity as well as financial and strategic planning, initial public offerings, reverse take overs, operational and risk management, regulatory compliance reporting, investor relations, marketing, business expansion, start-up operations, financial modeling, program development, product development, corporate financing, internal controls, SOX compliance and ERP.

Previously, Ms. Bhullar has held various positions including President of BC Risk Management Association, and has held positions as a board member and Chief Financial Officer of several private and public companies. Ms. Bhullar currently holds the following positions: Chief Financial Officer/board member of Electrameccanica; Chief Executive Officer/Founder/board member of KISMET Nutrients/American e-Commerce Solutions LLC; Chief Executive Officer/Founder/board member of BKB Management Ltd.; and former Chief Financial Officer/board member and now an Advisory Board member of Enertopia Corp. OTCQB:ENRT.

Ms. Bhullar is a Chartered Professional Accountant, Certified General Accountant and a CRM designation from Simon Fraser University and has a diploma in Financial Management from the British Columbia Institute of Technology.

Steven Sanders – Director / Non-Executive Chairman

Since January 2017, Steven Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was Of Counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, Mr. Sanders was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a director of Helijet International, Inc. Additionally, Mr. Sanders has been a director at the American Academy of Dramatic Arts since October 2013 and has been a director of the Bay Street Theater since February 2015. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Jerry Kroll - Director

Jerry Kroll has an extensive background working in small businesses and start-ups. Mr. Kroll’s career began when he managed the production, strategic planning and sales operations of Kroll Greenhouses, his family’s business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises and establishing supplier/distributor relationships.

In 1996 Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on Mr. Kroll became increasingly involved in air racing and motor races.

In 2007 Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. Mr. Kroll began researching and developing an EV for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skillset in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage and execute strategies for our Company.

Mr. Kroll is also actively involved in the Vancouver venture capital community and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003. From February 2013 to February 2015, Mr. Kroll was the President and CEO of Ascend Sportsmanagement Inc.

Luisa Ingargiola – Director

Luisa Ingargiola is our Director and Audit Committee Chair. Ms Ingargiola has significant experience previously serving as Chief Financial Officer or Audit Chair for public companies.  She currently serves as Director and Audit Chair for several public companies including AgEagle (NYSE:UAVS) and Progress Acquisition Corporation (NASDAQ:PGRWU).  She also currently serves as Director of Siyata Mobile (NASDAQ:SYTA) and serves as a Director of Vision Marine Technologies, Inc. (NASDAQ:VMAR).  In addition, from 2017 to the present, she has served as Chief Financial Officer for Avalon GloboCare (NASDAQ:AVCO).  From 2007 through 2016, Ms. Ingargiola served as the Chief Financial Officer and then Director at MagneGas Corporation (NASDAQ:MNGA).  Prior to 2007, Ms. Ingargiola held various roles as Budget Director and Investment Analyst in several private companies. Ms. Ingargiola graduated in 1989 from Boston University with a Bachelor’s degree in Business Administration and a concentration in Finance. In 1996, she received her MBA in Health Administration from the University of South Florida.  Ms. Ingargiola is qualified to serve as Audit Chair Officer  because of her extensive knowledge in corporate governance, regulatory oversight, executive leadership and knowledge of, and experience in, financing and M&A transactions.

Joanne Yan - Director

Joanne Yan has 25 years of experience in advising and managing both publicly traded and private companies and has been active in the cross-border investment and mergers and acquisition space.  Ms. Yan serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives.

Ms. Yan was a senior corporate executive and consultant to a number of public companies between 1997 and 2016. Ms. Yan has also been a director and chair of board committees with several publicly traded companies and private companies in Canada, including: (i) the Zongshen Group, our strategic manufacturing partner, and three of its subsidiaries; (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp.; (iii) Alphanco Venture Corp; and (iv) Evermount Venture Inc which are capital pool companies and in the process of completing their qualifying transactions.

Peter Savagian - Director

Peter Savagian is a pioneer in automotive electrification, with a broad spectrum of expertise in the technology, development, launch and production of electric vehicles. In 1990 Mr. Savagian began work on the General Motors EV1, the first modern electric vehicle, and was named Chief Engineer of Electric Propulsion Systems in 1998. Later, as General Director of Electrified Propulsion, Mr. Savagian built and led multiple teams to innovate, engineer and execute the full range of electrified vehicle propulsion systems.

Mr. Savagian’s accomplishments at General Motors include 13 electrified autos brought to production. Notably, these include the first modern electric vehicle, the GM EV1, the first plug-in hybrid, the Chevy Volt, and the industry’s first long-range value EV, the Chevy Bolt.

Mr. Savagian is presently Chief Technology Officer of Canoo, a EV company focused on Mobility Productivity vehicles.  Prior to that, he was  Senior VP of Engineering at Ampaire, an electric aircraft startup company focused on short-haul, fixed-wing electric aircraft, and Faraday Future, a luxury EV company. Mr. Savagian holds 45 patents and has authored 17 technical publications in the field of electrification. Mr. Savagian holds a BS in Mechanical Engineering from the University of Wisconsin, an MS in Operations Research Engineering from the University of Southern California and an MBA from Duke University.

Penalties, Sanctions and Cease Trade Orders

No proposed director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which this Information Circular is being prepared) that:

(a)was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP of 777 Dunsmuir Street, 11th Floor, Vancouver, British Columbia, Canada, was appointed auditor of the Company on September 27, 2018.  Shareholders of the Company will be asked at the Meeting to vote for the reappointment of KPMG LLP as auditor of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the directors.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the appointment of KPMG LLP as auditor of the Company until the close of the Company’s next annual general meeting and to authorize the Board of Directors to fix their remuneration.

Fees paid or accrued by the Company for audit and other services provided by KPMG LLP are disclosed under “Item 16C. Principal Accountant Fees and Services” in the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2020 filed with the SEC on March 23, 2021 and filed as the

Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 23, 2021.

CORPORATE GOVERNANCE

General

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) provides guidance on corporate governance practices.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the Company’s shareholders.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of Directors is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the Board of Directors’ opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board of Directors facilitates its independent supervision over management of the Company through frequent meetings of the Board of Directors at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board of Directors facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board of Directors examines the effectiveness of the Company’s internal control processes and management information systems. The Compensation Committee reviews executive compensation and recommends stock option grants. Members of the Company’s Audit Committee are Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Peter Savagian.

The independent members of the Board of Directors are Ms. Ingargiola, Ms. Yan and Messrs. Sanders and Savagian.  Ms. Bhullar and Messrs. Rivera and Reisner are not independent as they are officers of the Company and Mr. Kroll is not independent as he is a significant security holder of the Company and was the former Chief Executive Officer of the Company until August 12, 2019.

Directorships

The directors currently serving on the Board of Directors of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Steven Sanders	Helijet International Inc.; and Avalon GloboCare Corp.	TSXV (delisted in August 2019) NASDAQ Capital Market
Luisa Ingargiola	AgEagle.; Progress Acquisition Corp.; Siyata Mobile; Vision Technologies; and Avalon GloboCare Corp.	NYSE American NASDAQ Capital Market NASDAQ Capital Market NASDAQ Capital Market NASDAQ Capital Market
Joanne Yan	Alphanco Venture Corp.; Hanwei Energy Services Corp.; and Evermount Venture Corp.	TSXV TSE TSXV

Mandate of the Board of Directors

On April 16, 2020, the Board of Directors adopted a new Board Mandate among other new corporate governance materials.  Pursuant to the Board Mandate, the Board of Directors is specifically charged with responsibility for:

(a)to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company;

(b)adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)succession planning (including appointing, training and monitoring senior management);

(e)adopting a communication policy for the Company;

(f)the Company’s internal control and management information systems; and

(g)developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

A copy of the complete text of the Board Mandate was filed as Exhibit 99.5 to the Company’s Form 6-K filed with the SEC on EDGAR on April 27, 2020, which Form 6-K was also filed on SEDAR on the same date as a “material document”, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Position Descriptions

On April 16, 2020, the Board of Directors of the Company adopted written position descriptions for the Chair of the Board of Directors and the Chair of each Committee of the Board of Directors.  In addition, our Board of Directors and the Chief Executive Officer (the “CEO”) have adopted a written position description for the CEO.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s assets, business, technology and industry and on the responsibilities of directors.

Board of Directors’ meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

Code of Business Conduct and Ethics

On April 16, 2020, the Board of Directors adopted a new Code of Business Conduct and Ethics which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC and also provides for an enforcement mechanism as required by NASDAQ Listing Rule 5610.  The Code of Business Conduct and Ethics applies to the Company’s CEO and Chief Financial Officer (the “CFO”) and all other employees of the Company and the Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and Ethics.  A copy of the complete text of the Code of Business Conduct and Ethics was filed as Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on EDGAR on April 27, 2020, which Form 6-K was also filed on SEDAR on the same date as a “material document”, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Nomination of Directors

On April 16, 2020, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of NASDAQ Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the “N&CG Committee”) which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Steven Sanders (Chair), Luisa Ingargiola, Joanne Yan and Peter Savagian.  The N&CG Committee is responsible for corporate governance generally, reviewing the composition and size of the Board of Directors, evaluating the Board of Directors as a whole, identifying, considering and recommending candidates to fill new positions or vacancies on the Board of Directors, evaluating individual members of the Board of Directors, reviewing composition of each committee of the Board of Directors, recommending persons to be members of various committees and dealing with conflicts of interest.

Governance

The N&CG Committee is responsible for: making recommendations to the Board of Directors regarding an appropriate organization and structure for the Board of Directors; evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board of Directors; periodically reviewing and assessing the adequacy of the Company’s corporate governance principles as contained in the Nominating and Corporate Governance Committee

Charter and, should it deem it appropriate, it may develop and recommend to the Board of Directors for adoption of additional corporate governance principles; periodically reviewing the Company’s Articles and Bylaws in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board of Directors or submission by the Board of Directors to the Company’s shareholders; making recommendations on the structure and logistics of Board of Directors’ meetings and may recommend matters for consideration by the Board of Directors; considering, adopting and overseeing all processes for evaluating the performance of the Board of Directors, each committee and individual directors; and annually reviewing and assessing its own performance.

To further enhance corporate governance, on April 16, 2020, the Board of Directors adopted each of a new: (i) Audit Committee Charter; (ii) Compensation Committee Charter; (iii) Nominating and Corporate Governance Charter; (iv) Code of Business Conduct and Ethics; (v) Board Mandate; (vi) Corporate Disclosure Policy; (vii) Disclosure Controls and Procedures Policy; (viii) Clawback Policy; (ix) Drug and Alcohol Policy; (x) Diversity Policy; (xi) Anti-Hedging and Pledging Policy; and (xii) Securities Trading and Reporting Guidelines.  In addition, on January 29, 2021 and February 10, 2021, the Board of Directors also adopted each of a new: (i) Environmental and Climate Change Policy; and (ii) Cybersecurity Policy, respectively.  A copy of each of the foregoing charters or policies can be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Compensation

As previously mentioned, on April 16, 2020, the Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of NASDAQ Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the “Compensation Committee”). The Compensation Committee is comprised of Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Peter Savagian.

The Compensation Committee determines compensation for the directors and officers of the Company, as well as the procedures for this determination, as are described under “Statement of Executive Compensation” herein.

Our Compensation Committee also reviews any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board of Directors. The Compensation Committee and the N&CG Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of NASDAQ. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

•reviewing and recommending to the Board of Directors for approval with respect to the total compensation package for our most senior executive officers;

•approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•reviewing and recommending to the Board of Directors with respect to the compensation of our directors;

•reviewing periodically and approving any long-term incentive compensation or equity plans;

•selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Other Board Committees

Corporate Disclosure Committee

The Corporate Disclosure Committee consists of Steven Sanders (Chair), Luisa Ingargiola, Joanne Yan and Peter Savagian. The Corporate Disclosure Committee is responsible for ensuring that the Company’s policies and practices on corporate disclosure contained in the Corporate Disclosure Policy are complied with by the directors, officers and employees of the Company.  The objectives of the Corporate Disclosure Policy are to: (i) provide guidance on disclosing information in a timely, consistent and appropriate manner; (ii) provide guidance on protecting and preventing the improper use or disclosure of material information and Company confidential information; (iii) educate the Company’s directors, officers and employees on the appropriate use and disclosure of material information and Company confidential information; and (iv) provide guidance on how the Company’s directors, officers and employees can help ensure the Company meets its reporting requirements. The Corporate Disclosure Committee also:

•reviews executive management’s assessment of our material risk exposures and our actions to identify, monitor and mitigate such exposures;

•reviews executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements;

•reports to the Board of Directors on an annual basis with respect to the committee’s review of our material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities;

•provides compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;

•establishes and maintains corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g., blogging and Tweeting by subject matter experts);

•prioritizes social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology and organizational projects; and

•ensures open communication between the social media department and our other functional units so as to promote collaborative strategies, planning, and implementation.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and its committees on an ongoing basis.

NASDAQ Corporate Governance

The Company complies with corporate governance requirements of the NASDAQ Listing Rules.  The Company is a “foreign private issuer” as defined under Rule 3b-4 promulgated under the Exchange Act.  As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d).  The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards in all significant respects.  The manner in which the Company’s corporate governance practice differs from the NASDAQ corporate governance requirements is described in the Company’s NASDAQ Corporate Governance disclosure, which can be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs, and is also described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on EDGAR on March 23, 2021 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 23, 2021.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section “Named Executive Officer” (“NEO”) means the Company’s Chief Executive Officer (again, the “CEO”), the Company’s Chief Financial Officer (again, the “CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds CAD$150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Unless stated otherwise, all amounts herein are reported in U.S. dollars. As at December 31, 2020, the Company’s functional currency is the Canadian dollar, and the presentation currency is US dollars.

Michael Paul Rivera, CEO; Baljinder K. Bhullar, CFO; Henry Reisner, our prior Chief Operating Officer (“COO”) and now Executive Vice President (“EVP”); Kevin Pavlov, our new COO effective on May 1,

2021; Isaac Moss, Chief Administrative Officer and Corporate Secretary (“CAO”); Jerry Kroll, former President and CEO; and Iain Ball, former Vice-President, Finance; are each an NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in our fiscal year ended December 31, 2020 with respect to our NEOs. When determining the compensation arrangements for the NEOs, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors established a Compensation Committee in March 2018. Prior to that, our Board of Directors acted as the Compensation Committee.

The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year to date consists of two primary components:

(a)base salary; and

(b)long-term incentives in the form of stock option (the “Options”) and restricted stock unit (“RSU”s) granted under our 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”).

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are intended to be reviewed annually. Any change in base salary of a NEO is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the electric vehicle industry and within the Company’s Board of

Directors’ approved peer group) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Stock Option and RSU Awards

The Company provides long-term incentives to NEOs in the form of Options and RSUs as part of its overall executive compensation strategy. Our Compensation Committee believes that Option grants and RSU awards serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the NEOs with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for NEOs.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and throughout the year whenever it is deemed necessary by the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation; (ii) balancing base salary and variable compensation elements; (iii) spreading compensation across short and long-term programs; and (iv) the Company maintains the right to clawback an annual incentive award that may have been based on materially inaccurate financial statements or materially inaccurate performance criteria.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Peter Savagian and is chaired by Ms. Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of NASDAQ Listing Rule 5605(a)(2). Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our Board of Directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a) to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our Board of Directors changes to improve our ability to recruit, retain and motivate executive officers;

(b) to review and recommend to the Board of Directors the retainer and fees, if any, to be paid to our directors;

(c) to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives and determine (or make recommendations to our Board of Directors with respect to) the CEO’s compensation level based on such evaluation;

(d)to recommend to our Board of Directors with respect to non-CEO officer and director compensation, including reviewing management’s recommendations for proposed Options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our Board of Directors;

(e)to administer the 2020 Stock Incentive Plan approved by our Board of Directors in accordance with its terms including the recommendation to our Board of Directors of the grant of Options and RSU awards in accordance with the terms thereof; and

(f) to determine and recommend for the approval of our Board of Directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Appointment of GGA

Since March of 2020, consistent with good governance practices, our Compensation Committee has now retained an independent compensation advisor to provide advice on the structure and levels of compensation for our executive officers and directors and to undertake a comprehensive review of our incentive plans.  In Fiscal 2020, the Compensation Committee retained Global Governance Advisors (“GGA”) to provide independent compensation advice to the Compensation Committee and to the Board of Directors. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is now retained to continually review the compensation levels for the Company’s executive officers and directors and short and long-term incentive plans, and to evaluate and make recommendations on the Company’s overall executive and director compensation philosophy, objectives and approach.

GGA’s services in Fiscal 2020 included:

•compensation philosophy validation;

•peer group review and development;

•executive compensation review for our CEO, CFO, COO and CAO;

•short-term incentive plan design and performance metric criteria review;

•long-term incentive plan review including:

•performance based RSU design and long-term incentive plan mix evaluation; and

•non-employee director compensation review; and

•review of compensation discussion and analysis in the Company’s proxy statement.

Fees paid for GGA’s services for the last fiscal years were CAD$30,000.

The Compensation Committee reviews all fees and the terms of consulting services provided by GGA.

Overview of Executive Compensation Program

In Fiscal 2020, with the recommendations put forth by GGA (the “GGA Recommendations”), the Compensation Committee maintained the following general principles in determining its executive and non-employee director total compensation plans.

The Company recognizes that people are our primary asset and our principal source of competitive advantage. In order to recruit, motivate and retain the most qualified individuals as senior executive officers, the Company strives to maintain an executive compensation program that is competitive in the automotive and electric car industry, which is a competitive, global labor market.

The Compensation Committee’s compensation objective is designed to attract and retain the best available talent while efficiently utilizing available resources.  The Compensation Committee compensates executive management primarily through base compensation and variable at risk annual incentive and equity-based compensation. The executive compensation plan is designed to be competitive with comparable companies, and to align management’s compensation with the long-term interests of stockholders.  In determining executive management’s compensation, the Compensation Committee also takes into consideration the financial condition of the Company and discussions with the executive in each instance.

In order to accomplish our goals and to ensure that the Company’s executive compensation program is consistent with its direction and business strategy, the compensation program for our senior executive officers is based on the following objectives:

•to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations within a calculated risk framework; and

•to reward each executive based on individual and corporate performance and to incentivize such executives to drive the organization’s current growth and sustainability objectives.

The following key principles guide the Company’s overall compensation philosophy:

•compensation is designed to align executives to the critical business issues facing the Company;

•compensation should be fair and reasonable to stockholders and be set with reference to the local market and similar positions of comparable companies;

•a substantial portion of total compensation is at-risk and linked to individual efforts, as well as divisional and corporate performance.  This ensures the link between executive pay and business performance;

•an appropriate portion of total compensation should be equity-based, aligning the interests of executives with stockholders; and

•compensation should be transparent to the Board of Directors, executives and stockholders.

Benchmarking Compensation and Primary Peer Group

In Fiscal 2020 the Compensation Committee commissioned a peer group review from GGA as part of a more holistic executive and non-employee director compensation review, in order to address changes in the external market and to ensure that the Company continued to benchmark executive compensation with appropriate market comparators. The Compensation Committee considered the complexity of the Company and the range of size of several of the appropriate comparable companies and, with the GGA Recommendations provided to them, established a revised peer group to better reflect the Company’s current business. The peer group was developed using a combination of criteria including company size, industry, business practices, geography and stock exchange to qualify each organization. More specifically the peer group met some or most of the following parameters:

•companies of similar size to the Company (0.25x to 4x), primarily from a research and development expenditure perspective, but also taking into account other factors such as market capitalization, total assets and revenue;

•companies who belong to similar industry segments as the Company (i.e., automobile, electronic components, health care equipment or other complex engineering-related segments which integrate both software and hardware);

•companies with a similar business strategy and scope of operations to the Company; and

•publicly traded companies on major U.S. or Canadian exchanges.

In Fiscal 2020, with the GGA Recommendations, the resulting companies created the peer group: AgJunction Inc., Airgain Inc.; Arcimoto Inc.; Baylin Technologies Inc.; Bionano Genomics Inc.; Data I/O Corporation; electroCore Inc.; Frequency Electronics Inc.~~,~~; MicroVision Inc.; PowerFleet Inc.; ReWalk Robotics Ltd.; Sensus Healthcare Inc.; Westell Technologies Inc.; Wireless Telecom Group Inc.; and Workhorse Group Inc. At the time of the peer group selection, the Company’s market cap was positioned at the 53rd percentile of the peer group, and the research and development expenditure was also at the 53rd percentile.

In Fiscal 2020, with the GGA Recommendations, our compensation philosophy aimed to align both our executive and Board of Director compensation around the median of our peer group.

Compensation Elements and Rationale

There are three basic components to the Company’s executive compensation program: base compensation; short-term incentive awards; and long-term incentive equity compensation. The Compensation Committee will continue to review the peer group annually to ensure that it remains relevant to the Company and the evolution of the electric motor vehicle industry.

Base Compensation

Base compensation is the foundation of the compensation program and is intended to compensate competitively relative to comparable companies within our industry and the marketplace where we compete for talent. Base compensation is a fixed component of the compensation program and is used as the base to determine elements of incentive compensation and benefits.

Short-Term Incentive Awards

Our short-term incentive plan (the “STIP”) is a variable component of compensation and has the objective of motivating the executive officers to achieve pre-determined objectives over a one-year period and to provide a means to reward the achievement of corporate milestones and fulfillment of the annual business plan.

Historically, the amount of the short-term incentive awards paid to the Company’s executive officers was determined by the Company’s Compensation Committee on a discretionary basis, given the Company’s stage of development and its transitional stage of growth, based on the expected benefits to the Company for meeting its performance targets, the Company’s available resources and market conditions.

As of our fiscal year ended December 31, 2020, with the GGA Recommendations, the Compensation Committee established guidelines for the amount of annual short-term incentive awards payable to the executives as a percentage of an executive’s base compensation for specific performance targets and levels achieved. GGA recommended that the Board of Directors adopt a balanced scorecard that supports a payout curve ranging from 50% of target for threshold performance, 100% of target for target performance and a 150% of target for maximum performance to eligible executives.

In Fiscal 2020, the Compensation Committee approved the following guidelines for the opportunity of annual incentive awards to the executives, based on a selection of financial and operating performance criteria:

•in addition to the performance metrics used to evaluate the executive officer’s annual incentive, the payment of annual incentive awards shall be subject to a determination by the Board of Directors that the Company maintains sufficient cash on hand to meet the Company’s financial obligations as determined on the date of payment; and

•annual incentive awards shall be subject to a provision for recovery or “clawback” if a payment is subsequently determined by the Board of Directors to have been based on materially inaccurate financial statements or materially inaccurate performance criteria.

The Compensation Committee determined that it would continue evaluating and evolving the short-term incentive program design against best market practices as the Company experiences further growth.

In Fiscal 2020, short-term incentive awards were paid to the executive officers for performance meeting or exceeding target performance levels in the form of cash bonuses as more particularly described in the “Summary Compensation Table” below.

Long-Term Incentive Equity Compensation

The Company’s long-term incentive program provides for, among other awards, the granting of Options and RSUs to executive officers to both motivate executive performance and retention, as well as to align executive officer performance to shareholder value creation.  In awarding long-term incentives, the Company compares its long-term incentive program to that of comparable companies within our industry and evaluates such factors as the number of shares available for awards under the Company’s 2020 Stock Incentive Plan, as ratified by the stockholders of the Company on July 9, 2020, and the number of awards outstanding relative to the number of shares outstanding.

Each long-term incentive grant is based on the level of the position held and overall market competitiveness.  The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSU awards. The Board of Directors administers the granting of equity awards in accordance with the 2020 Stock Incentive Plan.

In fiscal 2020 the Compensation Committee reviewed the market prevalence of long-term equity incentive plans within the Company’s primary peer group.  The Compensation Committee determined that granting Options and making RSU awards were the most appropriate form of long-term equity incentive to award in fiscal 2020 due to market practice.

In fiscal 2020, the Compensation Committee considered the advice of GGA and the recommendations issued by leading independent proxy advisors and determined that it would implement a performance based long-term incentive award structure based on best market practice to more closely align pay with future performance.

Actions, Policies and Decisions made following December 31, 2020

Effective on May 1, 2021, the Company entered into a new compensation arrangement with Kevin Pavlov, the Company’s COO.

On May 1, 2021, Paul Rivera, Kevin Pavlov and Henry Reisner were appointed President, COO and EVP, respectively, of the Company.

On January 29, 2021 and February 10, 2021, the Board of Directors, by way of written consent resolutions, approved and adopted certain new corporate governance materials, which included a new Environmental and Climate Change Policy and a new Cybersecurity Policy, respectively.

Option-Based Awards

2020 Stock Incentive Plan

Background and Purpose

On May 29, 2020, our Board of Directors adopted our 2020 Stock Incentive Plan, subject to, and effective upon, the approval of shareholders; which shareholder approval was obtained on July 9, 2020. The 2020 Stock Incentive Plan provides flexibility to the Company to grant equity-based incentive awards (each, an

“Award”) in the form of Options, RSUs, preferred stock units (“PSUs”) and deferred stock units (“DSUs”), as described in further detail below. All future grants of equity-based Awards will be made pursuant to, or as otherwise permitted by, the 2020 Stock Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s prior Stock Option Plan. The 2020 Stock Incentive Plan supersedes and replaces the Company’s Stock Option Plan, dated as originally adopted by the Board of Directors on June 11, 2015, and ratified by the stockholders of the Company at the Company’s annual general meetings of shareholders held on each of May 24, 2018 and on June 24, 2019.

The purpose of the 2020 Stock Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Stock Incentive Plan by the Board of Directors from time to time for their contributions toward the long-term goals and success of the Company, and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

A summary of the key terms of the 2020 Stock Incentive Plan is set out below, which is qualified in its entirety by the full text of the 2020 Stock Incentive Plan which is filed as Exhibit 4.1 to our registration statement on Form S-8 under the United States Securities Act of 1933, as amended, as filed with the SEC on October 5, 2020 and is incorporated by reference herein.

Key Terms of the 2020 Stock Incentive Plan

Shares Subject to the 2020 Stock Incentive Plan

The 2020 Stock Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of Awards granted under it shall not exceed 30,000,000 Common Shares, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Common Shares).  Such maximum number of Common Shares consisted of (i) 12,850,917 Common Shares issuable pursuant to Awards previously granted and that remain outstanding under the Company’s Stock Option Plan, which Awards will be covered by the 2020 Stock Incentive Plan upon its ratification by the shareholders, and (ii) 17,149,083 additional Common Shares that may be issued pursuant to Awards to be granted under the 2020 Stock Incentive Plan.

Administration of the 2020 Stock Incentive Plan

The 2020 Stock Incentive Plan designates the Board of Directors as the initial Plan Administrator (as defined in the 2020 Stock Incentive Plan), subject to the ability of the Board of Directors to delegate from time to time all or any of the powers conferred on the Plan Administrator to a committee of the Board of Directors.  The Board of Directors has resolved to delegate all powers of administration of the 2020 Stock Incentive Plan to the Compensation Committee.

The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the 2020 Stock Incentive Plan, the time or times at which Awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Stock Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Stock Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Stock Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Stock Incentive Plan.  The extent to which any such individual is entitled to receive a grant of an Award pursuant to the 2020 Stock Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Stock Incentive Plan.  All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Stock Incentive Plan, and will generally be evidenced by an Award agreement.  In addition, subject to the limitations provided in the 2020 Stock Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Common Shares issued pursuant to Awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant.  The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on NASDAQ for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant.  Subject to any accelerated termination as set forth in the 2020 Stock Incentive Plan, each Option expires on its respective expiry date.  The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options.  Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant.  The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.  The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Stock Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award agreement, an exercise notice must be accompanied by payment of the exercise price.  A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ü) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require.  Subject to the provisions of the 2020 Stock Incentive Plan, the Company will satisfy payment of the In-the-Money

Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period.  The Plan Administrator may, from time to time, subject to the provisions of the 2020 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Stock Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable.

Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied.  The Plan Administrator may, from time to time, subject to the provisions of the 2020 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year.  The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the Code, to the extent applicable.  Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable Common Share in respect of each vested PSU.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date.  The Board of Directors may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board of Directors

(the “Director Fees”) that are to be payable in the form of DSUs.  In addition, each director is given, subject to the provisions of the 2020 Stock Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, DSUs shall vest immediately upon grant.  The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a Common Share on the date of grant.  Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement.  Any cash payments made under the 2020 Stock Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares.  Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate.  Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Stock Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company.  All Awards must vest and settle in accordance with the provisions of the 2020 Stock Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the 2020 Stock Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award agreement or other written agreement:

(a)Termination for Cause or upon Termination:  Any Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Stock Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)Termination without Cause:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is 90 days after the Termination Date.  If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date.

(c)Disability:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option.  Any vested Option may be exercised by the participant at any time until the expiry date of such Option.  Any vested Award other than an Option will be settled within 90 days after the Termination Date.

(d)Death:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant.  If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  In the case of a vested Award other than an Option, such Award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.

(e)Retirement:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant’s date of retirement.  If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  In the case of a vested Award other than an Option, such Award will be settled within 90 days after the participant’s retirement.  Notwithstanding the foregoing, if, following his or her retirement, the participant commences on the Commencement Date (as defined in the 2020 Stock Incentive Plan) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Stock Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant’s rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions), the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Income Tax Act (Canada)(the “Tax Act”) of the Company or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Stock Incentive Plan), without any action by the Plan Administrator:

(i)any unvested Awards held by the participant at the Termination Date shall immediately vest; and

(ii)any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is 90 days after the Termination Date.  Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on NASDAQ, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares; (ii) the sale of all or substantially all of the Company’s assets; (iii) the dissolution or liquidation of the Company; (iv)  the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Board of Directors at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board of Directors, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.  To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Stock Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Stock Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the 2020 Stock Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Stock Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the Code shall be null and void ab initio.

Notwithstanding the above, and subject to the NASDAQ Listing Rules, the approval of shareholders is required to effect any of the following amendments to the 2020 Stock Incentive Plan:

(a)increasing the number of Common Shares reserved for issuance under the 2020 Stock Incentive Plan, except pursuant to the provisions in the 2020 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the 2020 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)extending the term of an Option Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(d)permitting an Option Award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);

(e)increasing or removing the limits on the participation of directors;

(f)permitting Awards to be transferred to a person;

(g)changing the eligible participants; and

(h)deleting or reducing the range of amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2020 Stock Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards granted to them.

See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for further information concerning the 2020 Stock Incentive Plan.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company since September 1, 2017 to December 31, 2020 with a cumulative total shareholder return to the NASDAQ Composite Index over the same period.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the NEOs set out below and includes amounts paid to affiliates of the NEOs for services provided by the NEOs:

Named Executive Officer and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
Michael Paul Rivera(2) President and CEO	2020 2019 2018	331,597 117,688 N/A	Nil Nil N/A	719,999 2,821,276 N/A	277,500 38,904 N/A	Nil Nil N/A	11,400 Nil N/A	Nil Nil N/A	1,340,496 2,977,868 N/A
Jerry Kroll(3) former President and CEO	2020 2019 2018	131,457 226,297 108,024	N/A Nil Nil	N/A Nil 95,467	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	131,457 226,297 203,491

Baljinder K. Bhullar(4) CFO	2020 2019 2018	238,935 148,350 15,432	Nil Nil Nil	351,000 1,726,814 Nil	108,000 27,156 Nil	Nil Nil Nil	Nil Nil Nil	2,704 2,716 347	700,639 1,905,036 15,799
Henry Reisner(5) EVP	2020 2019 2018	209,605 135,778 97,762	Nil Nil Nil	338,001 Nil 30,424	141,559 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	689,165 135,778 128,186
Isaac Moss(6) CAO and Corporate Secretary	2020 2019 2018	223,101 176,011 73,043	Nil Nil Nil	338,001 1,049,567 159,760	104,000 18,858 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	665,102 1,244,436 232,803
Iain Ball(7) former VP, Finance	2020 2019 2018	67,889 54,012	N/A Nil Nil	N/A 287,034 23,099	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 354,923 77,111
Ed Theobald(8) former General Manager Sales and Dealerships	2020 2019 2018	N/A 24,138 74,074	N/A Nil Nil	N/A Nil 23,099	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 24,138 97,173
Lorenzo Caprilli(9) former Executive VP, Sales and Marketing	2020 2019 2018	N/A 66,054 N/A	N/A Nil N/A	N/A Nil N/A	N/A Nil N/A	N/A Nil N/A	N/A Nil N/A	N/A Nil N/A	N/A 66,054 N/A

Notes:

(1)Option-based awards represent the fair value of stock options granted in the year under our2020 Stock Incentive Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 13 to our financial statements for our fiscal year ended December 31, 2020.

(2)Mr. Rivera was appointed CEO and a director of our Company on August 12, 2019 and President of our Company on May 1, 2021.

(3)Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.

(4)Ms. Bhullar was appointed CFO of our Company on November 19, 2018 and as a director on December 6, 2019.

(5)Mr. Reisner was appointed COO of our Company on February 16, 2015, and on May 15, 2018 he was appointed as President of our Company.  On May 1, 2021, Mr. Reisner was appointed Executive Vice President of our Company and ceased to be COO and President.

(6)Mr. Moss was appointed Chief Administrative Officer and Corporate Secretary of our Company on May 15, 2018.

(7)Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.

(8)Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effective on June 30, 2019.

(9)Mr. Caprilli was appointed Executive Vice-President, Sales and Marketing of our Company on May 1, 2019 and resigned effective on November 30, 2019.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards of each NEO outstanding pursuant to the 2020 Stock Incentive Plan as at December 31, 2020:

Option-Based Awards
Name of NEO	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money Options(1) ($)
Michael Paul Rivera President and CEO	Option: 700,000 Option: 2,300,000	2.62 USD 1.91 USD	06/25/2022 12/06/2026	2,499,000 9,844,000
Jerry Kroll(2) former President and CEO	Option: 2,045,455 Option: 227,273 Option: 5,000 Option: 5,000 Option: 1,250,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD 2.45 USD	06/11/2022 12/09/2022 02/17/2024 01/05/2025 08/04/2026	12,179,327 1,263,993 23,095 Nil 4,675,000
Baljinder K. Bhullar CFO	Option: 400,000 Option: 1,100,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	1,116,000 4,708,000
Henry Reisner EVP	Options: 56,818 Options: 56,818 Options: 5,000 Options: 5,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	338,313 315,997 23,095 Nil
Isaac Moss CAO and Corporate Secretary	Options: 250,000 Options: 750,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	697,500 3,210,000
Iain Ball(3) former VP, Finance	Option: 2,498	9.60 USD	01/05/2025	Nil
Ed Theobald(4) former General Manager	Option: 4,890 Option: 3,746 Option: 56,818	2.00 CAD 9.60 USD 2.53 USD	02/17/2024 01/05/2025 08/09/2026	22,586 Nil 207,954
Lorenzo Caprilli(5) Former Executive VP, Sales and Marketing	N/A

Notes:

(1)The value is the difference between the NASDAQ closing price of $6.19 per common share at December 31, 2020 and the exercise price of Options.

(2)Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.

(3)Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.

(4)Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effective on June 30, 2019.

(5)Mr. Caprilli was appointed Executive Vice-President, Sales and Marketing of our Company on May 1, 2019 and resigned effective on November 30, 2019.

Outstanding Share-Based Awards

The following table sets out all shares-based awards of each NEO outstanding pursuant to the 2020 Stock Incentive Plan as at December 31, 2020:

	Share-Based Awards
Name of NEO	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based Awards that have not vested(*) ($)	Market or payout value of vested share-based Awards not paid out or distributed ($)
Michael Paul Rivera President and CEO	RSU: 209,302	719,998.88	Nil
Baljinder K. Bhullar CFO	RSU: 102,035	351,000.40	Nil
Henry Reisner EVP	RSU: 98,256	338,000.64	Nil
Isaac Moss CAO and Corporate Secretary	RSU: 98,256	338,000.64	Nil

Note:

(*)The value shown is based on the closing price of our common shares of $3.44 at the grant date of July 20, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under 2020 Stock Incentive Plan awards during the financial year ended December 31, 2020, for each NEO:

Name of NEO	Option-based awards – Value vested during the year (*) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Paul Rivera	1,163,682	Nil	Nil
Jerry Kroll	72,691	Nil	Nil
Baljinder K. Bhullar	395,083	Nil	Nil
Henry Reisner	1,858	Nil	Nil
Isaac Moss	745,964	Nil	Nil
Iain Ball	Nil	Nil	Nil
Ed Theobald	12,791	Nil	Nil
Lorenzo Caprilli	Nil	Nil	Nil

Note:

(*)The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of our Common Shares on the NASDAQ on the vesting date and the exercise price of the Options, multiplied by the number of Options that have vested.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Michael Paul Rivera

On May 17, 2019, the Company entered into an employment agreement with Michael Paul Rivera (the “Rivera Agreement”), which is dated for reference effective August 12, 2019. Effective on January 1, 2020 (the “Effective Date” therein), with an execution date of February 26, 2020, Mr. Rivera and the Company entered into an amending agreement to the Rivera Agreement and did so again by way of amending agreement dated August 12, 2020 (collectively, the “Amended Rivera Agreement”).

In accordance with the Amended Rivera Agreement, the Rivera Agreement commenced on the Effective Date and continues until the third anniversary of the Effective Date, unless terminated earlier, provided that upon the third anniversary date the Rivera Agreement shall be deemed to be automatically extended upon the same terms and conditions for a period of one year. Either party may provide 60 days prior written notice of its intention not to extend the term. Pursuant to the terms of the Rivera Agreement, Mr. Rivera will be employed as the CEO and report to the Board of Directors, and shall have the duties, authority and responsibilities as shall be determined by the Board of Directors from time to time. Mr. Rivera will devote substantially all of his business time and attention to the performance of his duties under the Amended Rivera Agreement and will not engage in any business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without consent of the majority of the Board of Directors. During the term of his employment Mr. Rivera will not engage in any Prohibited Activity (as defined in the Rivera Agreement), provided, however, that Mr. Rivera shall be permitted to purchase and own less than 5% of the publicly traded securities of any corporation if such ownership represents a passive investment and Mr. Rivera is not a controlling person of, or a member of a group that controls, such corporation.

Under the Rivera Agreement the Company will pay Mr. Rivera an annual base salary of $370,000 (the “Base Salary”) in periodic installments in accordance with the Company’s customary payroll practices. Mr. Rivera’s Base Salary is subject to increase based on periodic reviews at the discretion of the Board of Directors. Mr. Rivera shall be eligible to receive an annual bonus of not less than $150,000 for fiscal 2020, which will paid by at the sole and absolute discretion of the Compensation Committee. Mr. Rivera will be entitled to participate in all benefit plans, practices and programs maintained by the Company, as in effect from time to time, and including, but not limited to, the following: (a) reimbursements for payments to participate in one U.S. health insurance plan and one U.S. dental plan; and (b) no less than 25 paid vacation during each full fiscal year of Mr. Rivera’s employment (pro-rated for any partial year of employment).

The Rivera Agreement may be terminated upon either party’s failure to renew the Rivera Agreement, by the Company for Cause (as defined therein) or by the Employee without Good Reason (as defined therein). Following any such termination, the Company will have no further obligations under the Rivera Agreement other than the Company’s obligations to, within two weeks following a termination date, provide Mr. Rivera with: (a) any accrued but unpaid Base Salary and accrued but unused vacation; (b) reimbursements for unreimbursed business expenses that are reimbursable in accordance with the Company’s expense reimbursement policy; and (c) employee benefits, if any, to which Mr. Rivera may be entitled to under the Company’s employee benefit plans as of the date of termination.

The Company also has the right to terminate the Rivera Agreement without Cause and Mr. Rivera has the right to terminate the Rivera Agreement for Good Reason. In the event of such termination, Mr. Rivera shall be entitled to receive: (a) all Accrued Amounts (as defined therein); (b) severance pay in equal installments, which are in the aggregate equal to the sum of Mr. Rivera’s Base Salary and Target Bonus (as defined therein) for two years from the date of termination of the Rivera Agreement; (c) the Company shall reimburse Mr. Rivera for up to $1,800.00 of the monthly U.S. health insurance premium paid by Mr. Rivera; and (d) the Company shall pay Mr. Rivera an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Rivera for the previous two years and (ii) 80% of Mr. Rivera’s target annual STIP for the current fiscal year of the Company if Mr. Rivera has been employed by the Company for less than two years at the date of termination.

The Rivera Agreement will automatically terminate upon the death of Mr. Rivera and the Company may terminate the Rivera Agreement on account of Mr. Rivera’s Disability (as therein defined). In the event of such termination, Mr. Rivera (or his estate or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts. Notwithstanding any provision of the Rivera Agreement, all payments made in connection with Mr. Rivera’s Disability will be provided in a manner consistent with state and federal law.

Effective on January 1, 2020, Mr. Rivera and the Company agreed to amend the Rivera Agreement and entered into the Amended Rivera Agreement. Pursuant to the Amended Rivera Agreement, Mr. Rivera will be eligible to participate in any STIP or LTIP (each as defined therein) introduced by the Company from time to time and the terms of such participation shall be determined by the Board of Directors. Mr. Rivera will also be entitled to five weeks’ paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policies as in effect from time to time.

The Amended Rivera Agreement also provides that Mr. Rivera may provide notice to the Company of any Change In Control of the Company (as defined therein) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California. Unless otherwise determined by mutual agreement of the parties or by arbitration as provided for therein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay Mr. Rivera a one-time fee in cash in the amount of $3,000,000 whether the Rivera Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

Henry Reisner

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Henry Reisner, which is dated for reference effective on January 1, 2019, and which then superseded our Company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018. On January 1, 2020 (the “Effective Date” therein), the Company entered into a new executive employment agreement with Henry Reisner (the “Reisner Agreement”) which superseded the January 15, 2019 executive employment agreement with Mr. Reisner.

The Reisner Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Company may notify Mr. Reisner in writing at least 30 calendar days prior to the end of the term of its intent to renew the Reisner Agreement, any such renewal being on the same terms and conditions as provided in the Reisner Agreement. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our President and COO and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services

(as defined in the Reisner Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Reisner will not, directly or indirectly, anywhere in Canada or the United States, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Reisner may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Reisner a monthly base salary from the Effective Date of CAD$18,333.34; which was increased to CAD$29,250.00 per month effective on July 20, 2020 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Reisner based upon the performance of the Company and upon the achievement by Mr. Reisner of reasonable management objectives. Mr. Reisner will be eligible to receive a one-time lump sum payment of CAD$25,000.00 by delivering on the Company’s objective of having the Generation 3 SOLO begin production by mid-year. Mr. Reisner will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health, and life insurance; and (b) no less than five weeks paid vacation per calendar year (the “Vacation” therein), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Reisner’s duties.

The Company may grant Mr. Reisner stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Reisner in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Reisner Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Reisner Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

Baljinder K. Bhullar

On January 15, 2019, our Board of Directors approved the entering into of a consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Secretary and CFO (the “Consulting Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. On December 19, 2019, the Company entered into a new executive employment agreement with Ms. Bhullar (the “Bhullar Agreement”) which is effective January 1, 2020 (the “Effective Date” therein), and which superseded the Consulting Agreement.

The Bhullar Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Bhullar Agreement shall renew automatically if not specifically terminated by the Company notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement.

Pursuant to the terms of the Bhullar Agreement, Ms. Bhullar will continue to be employed as our CFO and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Bhullar Agreement) in a competent and efficient manner and in manner consistent with her obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Ms. Bhullar will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Ms. Bhullar may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Ms. Bhullar a monthly base salary from the Effective Date of CAD$23,333.33; which was increased to CAD$30,375.00 per month effective on July 20, 2020 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Ms. Bhullar based upon the performance of the Company and upon the achievement by Ms. Bhullar of reasonable management objectives. Ms. Bhullar will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) an automobile expense allowance of CAD$300.00 per month; (c) professional dues necessary to maintain Ms. Bhullar’s professional designation; and (d) no less than five weeks paid vacation per calendar year (the “Vacation” therein), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Bhullar’s duties.

The Company may grant Ms. Bhullar stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Ms. Bhullar in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Bhullar Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Bhullar Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Bhullar Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Bhullar specifying the effective date of termination. Ms. Bhullar may terminate the Bhullar Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Bhullar Agreement is terminated by the Company without Just Cause, or by Ms. Bhullar as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Bhullar her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Ms. Bhullar an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Bhullar for the previous two years and (ii) 80% of Ms. Bhullar’s target annual STIP for the current fiscal year of the Company if Ms. Bhullar has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Bhullar Agreement by notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement. In the event of such termination, the Company will be obligated to provide Ms. Bhullar with (a) through (f) noted immediately above, however, the Company will only pay Ms. Bhullar severance equal to four months of Monthly Salary for each completed full year of employment with the Company.

Ms. Bhullar may terminate the Bhullar Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Bhullar Agreement is terminated by Ms. Bhullar’s resignation, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Bhullar Agreement will automatically terminate upon the death of Ms. Bhullar and, upon such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar’s estate an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar’s estate her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Bhullar Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar her annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Jerry Kroll

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019, and which superseded the Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019 the Company entered into a continuing relationship agreement with Jerry Kroll (the “Continuing Relationship Agreement”), which superseded the Kroll Agreement.

Pursuant to the terms of the Continuing Relationship Agreement, the Company has no further obligations under the Kroll Agreement other than to: (a) pay Mr. Kroll’s Executive Base Salary (as defined in the Kroll Agreement) accrued to August 16, 2019; (b) pay Mr. Kroll any accrued and unused vacation; (c) reimburse Mr. Kroll for expenses incurred up to August 16, 2019 that are reimbursable pursuant to the Kroll Agreement; and (d) pay Mr. Kroll an amount equal to the Base Salary (as defined in the Kroll Agreement) for a one year period payable in 12 installments.

Pursuant to the terms of the Continuing Relationship Agreement, Mr. Kroll will continue to conceptualize new concepts for products and business with the consent, and under the direction of, the Company’s CEO and/or the Board of Directors. Mr. Kroll will not have the authority to bind the Company nor will Mr. Kroll make any agreements or representations on behalf of the Company without the Company’s prior written consent. Mr. Kroll may be engaged or employed in any other business, trade, profession, or activity, which does not (i) involve electric vehicles or their components, including their manufacturing, distribution, marketing, or sale, or (ii) place him in a conflict of interest with the Company. During the term of the Continuing Relationship Agreement and for a period of 12 months following expiration or termination, Mr. Kroll will not make any solicitation to employ the personnel of the Company (including its subsidiaries) without prior written consent of the Company.

Mr. Kroll will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees. Though Mr. Kroll will not be an employee of the Company, Mr. Kroll will agree to adhere to the Company’s policies governing media and social media activities and the Company’s Code of Ethics.

Pursuant to the Continuing Relationship Agreement, the Company will grant Mr. Kroll 1,250,000 stock options to acquire common shares of the Company which shall (i) be exercisable at a price of $2.45 per option and (ii) vest in 12 equal installments. The 18,966 stock options previously granted to Mr. Kroll that had not vested as of August 16, 2019, will be deemed to be fully vested and remain exercisable by Mr. Kroll.

The Continuing Relationship Agreement will terminate upon its one-year anniversary unless terminated earlier. The Continuing Relationship Agreement may be extended with the mutual consent of the Company and Mr. Kroll. The Continuing Relationship Agreement may be terminated by the Company and Mr. Kroll, effective immediately upon 60 days’ written notice, if the other party breaches the Continuing Relationship Agreement. Upon expiration or termination of the Continuing Relationship Agreement, Mr. Kroll will have five calendar days following expiration or termination to: (a) deliver to the Company all hardware, software, tools, equipment, or other materials provided by the Company; (b) deliver to the Company all tangible documents and materials containing, reflecting, incorporating or based on Confidential Information (as defined in the Continuing Relationship Agreement); (c) permanently erase all Confidential Information (as defined therein) from his computer systems; and (d) certify to the Company that he has complied with the requirements noted above.

Kevin Pavlov

On April 23, 2021, our Board of Directors approved the entering into of an executive employment services agreement with Kevin Pavlov (the “Pavlov Agreement”) which is dated for reference effective on May 1, 2021 (the “Effective Date” therein)

The Pavlov Agreement commenced as of its Effective Date and will continue for a period of two years unless terminated in accordance with its terms. The Pavlov Agreement shall renew automatically if not specifically terminated by the Company notifying Mr. Pavlov in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Pavlov Agreement.

Pursuant to the terms of the Pavlov Agreement, Mr. Pavlov will continue to be employed as our COO and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Pavlov Agreement) in a competent and efficient manner and in manner consistent with her obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Pavlov will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein).

The Company will pay Mr. Pavlov a monthly base salary from the Effective Date of $26,000.00 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Pavlov based upon the performance of the Company and upon the achievement by Mr Pavlov of reasonable management objectives. Mr. Pavlov will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; and (b) no less than five weeks paid vacation per calendar year (the “Vacation” therein), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Bhullar’s duties.

The Company may grant Mr. Pavlov stock options under its 2020 Stock Incentive Plan from time to time in its absolute discretion, and granted Mr. Pavlov on the Effective Date an initial and vesting incentive stock option to purchase up an aggregate of 750,000 shares of the Company’s common stock.  Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s 2020 Stock Incentive Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Pavlov in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Pavlov Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Pavlov Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Pavlov an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Mr. Pavlov shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Pavlov Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Pavlov specifying the effective date of termination. Mr. Pavlov may terminate the Pavlov Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Pavlov Agreement is terminated by the Company without Just Cause, or by Mr. Pavlov as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Pavlov an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Pavlov his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Pavlov, continue each of Mr. Pavlov’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Mr. Pavlov an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Pavlov for the previous two years and (ii) 80% of Mr. Pavlov’s target annual STIP for the current fiscal year of the Company if Mr. Pavlov has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Pavlov to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Pavlov Agreement by notifying Mr. Pavlov in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Pavlov Agreement. In the event of such termination, the Company will be obligated to provide Mr. Pavlov with (a) through (f) noted immediately above, however, the Company will only pay Mr. Pavlov severance equal to four months of Monthly Salary for each completed full year of employment with the Company.

Mr. Pavlov may terminate the Pavlov Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Pavlov Agreement is terminated by Mr. Pavlov’s resignation, the Company shall pay to Mr. Pavlov an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Pavlov up to the date of termination, and Mr. Pavlov shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Pavlov Agreement will automatically terminate upon the death of Mr. Pavlov and, upon such termination, the Company’s obligations under the Pavlov Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Pavlov’s estate an amount equal to the Monthly Salary and Vacation payable to Mr. Pavlov up to the date of termination; (b) pay Mr. Pavlov’s estate his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Pavlov’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Pavlov Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Pavlov Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Pavlov an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Mr. Pavlov his annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Mr. Pavlov, continue each of Mr. Pavlov’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Pavlov to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Isaac Moss

On January 15, 2019, our Board of Directors approved the entering into of a new independent contractor agreement with Isaac Moss (the “Moss Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date” therein), and which superseded our Company’s prior agreement with Mr. Moss, dated December 1, 2017, which had been amended in August of 2018.

The term of the Moss Agreement commenced on its Effective Date and continues for a period of two years unless terminated as therein provided. The Moss Agreement automatically renews for a further term of one year unless either party provides written notice of intent not to renew 30 days prior to expiration of the Moss Agreement.

Under the Moss Agreement the Company had agreed to pay Mr. Moss an annual fee of CAD$200,000 (the “Fee”), and the Fee is payable in equal monthly instalments by no later than the 30th day of each month. Effective May 1, 2019, Mr. Moss annual Fee was first amended to CAD$250,000 and then to CAD$280,000, and effective on July 20, 2020 the annual Fee was increased to CAD$351,000.

The Company has the right to and may terminate the Moss Agreement for Cause (as defined in the Moss Agreement) immediately upon written notice to Mr. Moss. Following any such termination for Cause (as defined therein), the Company will have no further obligations to Mr. Moss under the Moss Agreement other than to: (a) pay Mr. Moss all unpaid Fees and applicable taxes thereon due to Mr. Moss at time of termination; and (b) reimburse Mr. Moss for any expenses incurred through the termination date.

The Company will have the right to and may terminate the Moss Agreement at any time, for any reason or for no reason without Cause, immediately upon notice to Mr. Moss. Following any such termination of the Moss Agreement without Cause, the Company will have no further obligation to Mr. Moss under the Moss Agreement other than the Company’s obligations to: (a) pay Mr. Moss all remaining unpaid Fees and applicable taxes thereon due to the termination date of the Moss Agreement; and (b) to reimburse Mr. Moss for any expenses incurred through the termination date. In addition, any stock options granted to Mr. Moss will accelerate and vest at the date of termination.

If at any time during the term of the Moss Agreement there is a Change of Control (as defined therein) and, within 12 months of such Change of Control: (i) there is a material reduction in Mr. Moss’s title or a material reduction in his duties or responsibilities such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; (ii) there is a material adverse change in Mr. Moss’s Fees such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; or (iii) Mr. Moss’s engagement is terminated by the Company unless such termination is as a result of Mr. Moss’s material breach of the Moss Agreement; then Mr. Moss will be entitled to receive from the Company: (a) a cash amount equal to two years of the Fees as in effect at the termination of the Moss Agreement; and (b) all stock options previously granted by the Company to Mr. Moss which have not vested shall be deemed to vest and all stock options held by Mr. Moss shall remain exercisable until the earlier of their expiration date or 90 days from the termination date.

Director Compensation

The Company’s non-employee directors are eligible to receive an annual retainer that is awarded in cash and equity. During the fiscal year ended December 31, 2020, the equity portion was awarded in stock Options. As previously stated, GGA reviewed the Board of Director’s compensation against the Company’s peer group and provided recommendations to align the retainers with the competitive range of the peer group.

The annual cash retainer is an annual fixed board retainer paid to the non-employee directors and it establishes the competitive foundation of the director compensation program.

The equity retainer grant may be in the form of stock Options, RSUs or DSUs as determined by the Board of Directors. The purpose of the equity retainer is to retain and motivate high quality performance of directors whose judgment, initiative and effort is largely depended on by the Company for successful conduct of its business.

Committee chairs are also eligible to receive an additional cash retainer in recognition of the time and efforts it takes each non-employee director for participating in the committee chair duties.

Director Compensation for Fiscal 2020

The following table sets forth all compensation for services as a director to the Company during the fiscal year ended December 31, 2020 in respect of the directors set out below, which for those directors who are NEOs excludes compensation for services provided as an NEO:

Name	Year	Salary ($)	Share- based Awards ($)	Equity Incentive Awards ($)(1)	All Other Compensation ($)	Total Compensation ($)
Michael Paul Rivera	2020	Nil	Nil	Nil	Nil	Nil
Jerry Kroll	2020	26,250	Nil	Nil	Nil	Nil
Baljinder K. Bhullar	2020	Nil	Nil	Nil	Nil	Nil
Henry Reisner	2020	Nil	Nil	Nil	Nil	Nil
Steven Sanders	2020	106,667	Nil	44,167	Nil	150,834
Luisa Ingargiola	2020	70,002	Nil	29,997	Nil	99,999
Joanne Yan	2020	41,356	Nil	38,750	Nil	80,106
Peter Savagian	2020	49,625	Nil	39,250	Nil	88,875
Jack Austin(2)	2020	13,533	Nil	Nil	Nil	33,533

Notes:

(1)Option-based awards represent the fair value of Options granted in the year under the Stock Option Plan or the Stock Incentive Plan. The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 13 to our financial statements for the fiscal year ended December 31, 2020.

(2)Mr. Austin retired and resigned as a director on April 20, 2020.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all Option-based awards outstanding as at December 31, 2020 financial year-end, for each director who was not a NEO of the Company:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money Options(1) (CAD$)
Steven Sanders	120,000 225,000	US3.40 US1.91	03/19/2026 12/06/2026	334,800 963,000
Luisa Ingargiola	120,000 225,000	US3.40 US1.91	03/19/2026 12/06/2026	334,800 963,000
Joanne Yan	2,500 2,500 120,000 225,000	CAD2.00 US9.60 US3.40 US1.91	02/17/2024 01/05/2025 03/19/2026 12/06/2026	11,547 Nil 334,800 963,000
Peter Savagian	120,000 225,000	US1.80 US1.91	10/17/2026 12/06/2026	526,800 963,000

Jack Austin(2)	N/A	Nil	N/A	Nil

Notes:

(1)The value is the difference between the NASDAQ closing price of $6.19 per common share at December 31, 2020 and the exercise price of Options.

(2)Mr. Austin retired and resigned as a director on April 20, 2020.

Outstanding Share-based Awards

The following table sets out all share-based awards outstanding as at December 31, 2020 financial year-end, for each director who was not a NEO of the Company:

	Share-Based Awards
Name of NEO	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based Awards that have not vested(1) ($)	Market or payout value of vested share-based Awards not paid out or distributed ($)
Steven Sanders	DSU: 12,952	44,166.32	Nil
Luisa Ingargiola	DSU: 8,797	29,997.77	Nil
Joanne Yan	DSU: 11,364	38,751.24	Nil
Peter Savagian	DSU: 11,510	39,249.10	Nil
Jack Austin(2)	N/A	Nil	Nil

Notes:

(1)The value shown is based on the closing price of our common shares of $3.41 at the grant date of July 22, 2020.

(2)Mr. Austin retired and resigned as a director on April 20, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2020, for each director, excluding a director who is already set out in disclosure above as an NEO:

Name	Option-based Awards – Value vested during the year (1) ($)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Steven Sanders	363,104	Nil	Nil
Luisa Ingargiola	348,935	Nil	Nil
Joanne Yan	358,618	Nil	Nil
Peter Savagian	414,787	Nil	Nil
Jack Austin(2)	Nil	Nil	Nil

Notes:

(1)The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of our Common Shares on the NASDAQ on the vesting date and the exercise price of the Options, multiplied by the number of Options that have vested.

(2)Mr. Austin retired and resigned as a director on April 20, 2020.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan the Company has in place is its 2020 Stock Incentive Plan which was approved by the Board of Directors on May 29, 2020. The 2020 Stock Incentive Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The 2020 Stock Incentive Plan is administered by the Board of Directors, through its Compensation Committee, and provides that stock-based compensation awards will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2020 Stock Incentive Plan provides that the number of Common Shares issuable under the 2020 Stock Incentive Plan may not exceed 30,000,000 Common Shares.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2020, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	12,908,315	2.03	17,091,685
Equity compensation plans not approved by securityholders	-	-	-
Total	12,908,315	2.03	17,091,685

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed fiscal year ended December 31, 2020, or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Related party transactions effected or paid during the fiscal year ended December 31, 2020

Michael Paul Rivera

On June 24, 2019, we granted an Option for 700,000 common shares to Mr. Rivera having an exercise price of US$2.62 per common share and being exercisable until June 24, 2022.  On December 6, 2019, we granted an Option for 2,300,000 common shares to Mr. Rivera having an exercise price of $1.91 per common share and being exercisable until December 6, 2022.

On May 17, 2019, the Company entered into the Rivera Agreement with Mr Rivera.  Effective on January 1, 2020, as subsequently amended, Mr. Rivera and the Company entered into the Amended Rivera Agreement to the Rivera Agreement. Mr. Rivera has an annual Base Salary of $370,000 with a guaranteed bonus of $150,000.

In January 2020, Mr. Rivera received a $38,904 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Rivera Agreement annual Base Salary was amended to $370,000 and Mr. Rivera was awarded 209,302 RSUs which vest as to on- third at the end of each year during the RSU vesting period.  On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Rivera of $277,500 for fiscal 2020.

Henry Reisner

On October 18, 2017, we entered into a Share Purchase Agreement (the “SPA”) to acquire Intermeccanica International Inc. (“Intermeccanica”) with Mr. Reisner and two members of his family, which replaced a prior Joint Operating Agreement, dated July 15, 2015, as amended on September 19, 2016, which was comprised of three underlying agreements. Under the SPA, we agreed to purchase all the shares of Intermeccanica for CAD$2,500,000; CAD$300,000 of which had been previously paid under the Joint Operating Agreement. At closing we paid the sellers CAD$700,000 and issued a promissory note (the “Note”) for the balance of CAD$1,500,000. On January 28, 2018, we paid off all of the principal and interest due on the Note for CAD$1,520,548.

On February 16, 2015, Mr. Reisner acquired 2,375,000 common shares at a deemed price of CAD$0.0004 per common share pursuant to a private share acquisition. Mr. Reisner’s wife and daughter acquired 525,000 common shares and 125,000 common shares, respectively, at a deemed price of CAD$0.0004 per common share pursuant to a private share acquisition.

On August 13, 2015, we granted an Option for 625,000 common shares to Mr. Reisner having an exercise price of CAD$0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of that Option. As of the date hereof, Mr. Reisner holds 56,818 of that Option. In addition, on December 9, 2015, we granted an Option for 625,000 common shares to Mr. Reisner having an exercise price of CAD$0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of that Option. As of the date hereof, Mr. Reisner holds 56,818 of that Option. On February 17, 2017, we granted an Option for 5,000 common shares to Mr. Reisner having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option for 5,000 common shares to Mr. Reisner having an exercise price of $9.60 per common share and being exercisable until January 5, 2025.

On January 15, 2019, we entered into an executive employment agreement with Mr. Reisner pursuant to which he receives an annual base salary in the amount of CAD$180,000 per year.  On January 15, 2020, we replaced that agreement with the Reisner Agreement pursuant to which Mr. Reisner receives an annual Monthly Salary in the amount of CAD$225,000 per year and subject to an additional CAD$25,000 bonus.

In the summer of 2020, Mr. Reisner received a CAD$50,000 bonus payment for fiscal 2019.  Based on certain recommendations provided to the Compensation Committee from GGA, on July 20, 2020, the Reisner Agreement annual Monthly Salary was amended to CAD$351,000 and Mr. Reisner was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period.  On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Reisner of $104,000 for fiscal 2020.

Baljinder K. Bhullar

On February 19, 2019, Ms. Bhullar bought 3,800 common shares at price of $4.59 and 100 shares at a price of $4.57. On March 19, 2019, we granted an Option for 400,000 common shares to Ms. Bhullar having an exercise price of $3.40 per common share and being exercisable until March 19, 2026.  On December 6, 2019, we granted an Option for 1,100,000 common shares to Ms. Bhullar having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

On January 15, 2019, we entered into a Consulting Agreement with BKB Management Ltd., a company under the control and direction of Ms. Bhullar, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018.  A bonus of CAD$36,000 was paid at the end of 2019.  On January 1, 2020, we entered into the Bhullar Agreement with Ms. Bhullar, and which superseded the Consulting Agreement, and pursuant to which Ms. Bhullar receives CAD$280,000 per year.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Bhullar Agreement annual Monthly Salary was amended to $364,500 and Ms. Bhullar was awarded 102,035 RSUs which vest as to one-third at the end of each year during the RSU vesting period.  On November 26, 2020, the Compensation Committee approved a cash bonus of $108,000 to Ms. Bhullar for fiscal 2020.

Steven Sanders

On May 5, 2018, we issued an Option to purchase 75,000 of our common shares at $9.00 to Steven Sanders in exchange for his services as a director of our Company. The Option vested in equal quarters every three months with the first quarter vesting on the date the Option was granted, and it has now been cancelled. On March 19, 2019, we granted an Option to purchase 120,000 common shares to Mr. Sanders having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option to purchase 225,000 common shares to Mr. Sanders having an exercise price of $1.91per common share and being exercisable until December 6, 2026. Mr. Sanders now receives directors’ fees of $125,000 annually.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Mr. Sanders’ annual directors’ fees were amended to $132,500, whereby $88,333 will be paid in quarterly installments with the balance being payable in 12,952 DSUs.

Jerry Kroll

On October 16, 2017, Jerry Kroll, our then CEO, as Pledgor, entered into a Share Pledge to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million (CAD$1.4 million) to Zongshen through the pledge of 400,000 Common Shares of the Company. The Company approved its obligations under the Share Pledge and had agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen.  During third quarter of 2020, the Company has paid 100% of the cost of the prototype tooling and molds and, accordingly, the Share Pledge has been terminated.

From February 16, 2015 to November 13, 2015, Mr. Kroll provided us with loans in the aggregate amount of CAD$185,000. These loans were unsecured, non-interest bearing and due on demand. No formal written agreements regarding these loans were signed, however, they are documented in our accounting records. On January 20, 2016, we repaid CAD$135,000 of these loans and CAD$50,000 was repaid through the issuance of 62,500 post-subdivision units of our Company at a price of CAD$0.80 per unit.

On February 16, 2015, Mr. Kroll acquired 3,500,000 common shares of our Company and Ascend Sportmanagement Inc., a corporation under the control and direction of Mr. Kroll, acquired 5,000,000 common shares at a price of  CAD$0.0004 per common share pursuant to a private placement. In addition, on June 15, 2015, Mr. Kroll acquired 25,000 units of our Company at a price of CAD$0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of CAD$0.80 per common share and is exercisable until June 15, 2020. Furthermore, on January 22, 2016, Mr. Kroll acquired 62,500 units of our Company at a price of CAD$0.80 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of CAD$2.00 per common share and is exercisable until January 22, 2021.

On June 11, 2015, we granted an Option to purchase 22,500,000 of our common shares to Mr. Kroll having an exercise price of CAD$0.30 per common share and being exercisable until June 11, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 20,454,545 of that Option. As of the date hereof, Mr. Kroll holds 2,045,455 of that Option. In addition, on December 9, 2015, we granted an Option to purchase 2,500,000 of our common shares to Mr. Kroll having an exercise price of CAD$0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 2,272,777 of that Option. As of the date hereof, Mr. Kroll holds 227,273 of that Option. On February 17, 2017, we granted an Option to purchase 5,000 of our common shares to Mr. Kroll having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018 we granted an Option to purchase 5,000 of our common shares to Mr. Kroll having an exercise price of $9.60 per common share and being exercisable until January 5, 2025.  On August 4, 2019, Mr. Kroll was granted an Option to purchase 1,250,000 of our common shares an exercise price of $2.45 per common share and is exercisable until August 4, 2026.

On January 15, 2019, we entered into the Kroll Agreement with Mr. Kroll, which superseded our Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018.  On August 16, 2019, we entered into the Continuing Relationship Agreement with Mr. Kroll, which superseded the Kroll Agreement, and pursuant to which Mr. Kroll received a fee of CAD$300,000 over a period of 12 months. As a result of the  expiration of the Continuation Relationship Agreement on August 16, 2020, Mr. Kroll now receives annual directors’ fees of $70,000 which are paid quarterly.

Luisa Ingargiola

On May 5, 2018, we issued an Option to purchase 75,000 of our common shares at $9.00 to Luisa Ingargiola in exchange for her services as a director of our Company. That Option vested in equal quarters every three months with the first quarter vesting on the date the Option was granted and it has now been cancelled. On March 19, 2019, we granted an Option to purchase 120,000 of our common shares to Ms. Ingargiola having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Ms. Ingargiola having an exercise price of $1.91per common share and being exercisable until December 6, 2026.  Ms. Ingargiola receives directors’ fees of $80,000 annually.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Ms. Ingargiola’s annual directors’ fees were amended to $90,000, whereby $60,003 will be paid in quarterly installments and the balance will be paid in 8,797 DSUs.

Joanne Yan

On November 7, 2016, Joanne Yan acquired 50,000 units of our Company at a price of CAD$0.3634 per unit. Ms. Yan has only 25,000 of those common shares left.  Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of CAD$4.00 per common share and is exercisable until November 7, 2021.

On February 17, 2017, we granted an Option to purchase 2,500 common shares to Ms. Yan having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. On January 5, 2018, we granted an Option to purchase 2,500 of our common shares to Ms. Yan having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. On March 19, 2019, we granted an Option to purchase 120,000 of our common shares to Ms. Yan having an exercise price of $3.40 per common share and being exercisable until March 19, 2026.  On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Ms. Yan having an exercise price of $1.91per common share and being exercisable until December 6, 2026.  Ms. Yan receives directors’ fees of $60,000 annually.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Ms. Yan’s annual directors’ fees were amended to US$77,500, whereby USD$38,750 will be paid in quarterly installments and the balance will be paid in 11,364 DSUs.

Peter Savagian

On October 16, 2019 we appointed Peter Savagian to our Board of Directors.  In conjunction with such appointment Mr. Savagian was granted an Option to purchase 120,000 of our common shares, with an exercise price of $1.80 per common share and being exercisable until October 16, 2026, and directors’ fees of $60,000 annually.  On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Mr. Savagian having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Mr. Savagian’s annual directors’ fees were amended to $78,500, whereby $39,250 will be paid in quarterly installments and the balance will be paid in 11,510 DSUs.

Jack Austin (retired and resigned on April 20, 2020)

On November 20, 2018 we appointed the Honorable Jack Austin to our Board of Directors. In conjunction with such appointment Mr. Austin was granted an Option to purchase 120,000 of our common shares, at an exercise price of $1.53 and being exercisable until November 20, 2023, and directors’ fees of CAD$60,000 annually. On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Mr. Austin having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

Mr. Austin resigned as a director on April 20, 2020; such that his Options are now terminated.

Isaac Moss

On January 5, 2018 we granted an Option to purchase 125,000 of our common shares to Isaac Moss having an exercise price of $9.60 per common share and being exercisable until January 5, 2025, and that Option has now been cancelled. On March 19, 2019, we granted an Option to purchase 250,000 of our common shares to Mr. Moss having an exercise price of $3.40 per common share and being exercisable until March 19, 2026.  On December 6, 2019, we granted an Option to purchase 750,000 of our common shares to Mr. Moss having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

On January 15, 2019, our Board of Directors approved the entering into of the Prior Moss Agreement which superseded our Company’s prior agreement with Mr. Moss which had been amended in August of 2018. On July 1, 2020, our Board of Directors approved the entering into of the new Moss Agreement which superseded the Prior Moss Agreement.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Moss Agreement annual Monthly Salary was amended to CAD$351,000 and Mr. Moss was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period.  On November 26, 2020, the Compensation Committee approved a cash bonus of $104,000 to Mr. Moss for fiscal 2020.

Iain Ball (former Vice-President, Finance – resigned on June 30, 2019)

On August 13, 2015, we granted an Option to purchase 250,000 of our common shares to Iain Ball having an exercise price of CAD$0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 227,273 of that Option. As of the date hereof, Mr. Ball exercised all stock options granted. In addition, on December 9, 2015, we granted an Option to purchase 375,000 of our common shares to Mr. Ball having an exercise price of CAD$0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 340,909 of that Option. On February 17, 2017, we granted an Option to purchase 5,000 of our common shares to Mr. Ball having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option to purchase 5,000 of our common shares to Mr. Ball having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. On March 19, 2019, we granted an Option to purchase 183,182 of our common shares to Mr. Ball having an exercise price of $3.40 per common share and being exercisable until March 19, 2026.  Mr. Ball resigned as an executive officer of our Company on June 30, 2019.

On August 19, 2015, Mr. Iain Ball acquired 31,250 units of our Company at a price of CAD$0.80 per unit. Each unit consisted of one common share and one common share purchase warrant, and each warrant is exercisable for one additional common share at a price of CAD$2.00 per common share and was exercisable until August 19, 2020.

Ed Theobald (former General Manager – resigned on June 30, 2019)

On February 16, 2015, Ed Theobald acquired 250,000 common shares of our Company at a price of CAD$0.0004 per common share pursuant to a private placement.

On August 13, 2015, we granted an Option to purchase 250,000 of our common shares to Ed. Theobald having an exercise price of CAD$0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 227,273 of that Option. In addition, on December 9, 2015, we granted an Option to purchase 375,000 of our common shares to Mr. Theobald having an exercise price of CAD$0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 340,909 of that Option. On February 17, 2017, we granted an Option to purchase 5,000 of our common shares to Mr. Theobald having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option to purchase 5,000 of our common shares to Mr. Theobald having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. Mr. Theobald resigned as an executive officer of our Company on June 30, 2019.

Zongshen (Canada) Environtech Ltd.

On October 2, 2017, we announced a Manufacturing Agreement with Zongshen to produce SOLO all-electric vehicles. Zongshen is an entity under common control with Zongshen (Canada) Environtech Ltd., which is the beneficial owner of approximately 2.4% of our Common Shares.  We commenced production on August 26, 2020. Under the Manufacturing Agreement we agreed to reimburse Zongshen for the estimated cost of the prototype tooling and molds in amount of $1.4million and of the mass production tooling and molds in amount of $4.3 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds. At December 31, 2020, Zongshen completed prototype tooling and molds with actual cost of $1.7 million and the mass production tooling and molds with actual cost of $6.2 million. The Company inspected the completed prototype and mass production tooling and molds. The Company paid 100% of the prototype tooling and molds cost and 80% of the mass production tooling and molds cost. The unpaid amount of mass production tooling and molds is included in accrued liabilities as at December 31, 2020.

The prototype and mass production tooling and molds are estimated to be used for three years to produce the Generation 3 SOLO EVs. The existing production tooling and molds will be depreciated on a straight-line basis over a 3 year period as the assets were custom built for the production of the SOLO EVs and will be retired at the end of the production run. The Company estimates that the residual value of the assets will be minimal at the end of the three year period.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following are the matters to be voted on at the Meeting:

(a)Election of Directors – see “Election of Directors” herein; and

(b)Appointment of Auditor – see “Appointment of Auditor” herein.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended December 31, 2020 and the related management’s discussion and analysis (collectively, the “Financial Statements”). A copy of the Financial Statements will be made available before the Meeting online for review by any shareholder.

Additional information relating to the Company and copies of the Financial Statements may also be obtained under the Company’s profile on SEDAR at www.sedar.com or, upon request directly from the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, Telephone: (604) 428-

7656.  The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

Dated at Vancouver, British Columbia, Canada, on this 8th day of July, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

“Michael Paul Rivera”

Michael Paul Rivera
President and Chief Executive Officer

__________